ALB HOLDINGS LTD. / ALB MEXICO S.A. DE CV

#1305 – 1090 West Georgia Street, Vancouver, BC, Canada, V6E 3V7 / Tel: 604-685-9316 / Fax: 604-683-1585

November 28, 2005

Almaden Minerals Ltd. / Minera Gavillan C.V. de S.A.
1130 – 750 W. Pender Street
Vancouver, BC
V6C 2T8

Attention: Morgan Poliquin

Dear Sirs:

Re: Letter of Intent dated July 26, 2005 between ALB Holdings Ltd. / ALB Mexico SA de CV ("ALB") and Almaden Minerals Ltd. / Minera Gavillan C.V. de S.A. "Almaden") regarding the Yago Project (the "LOI")

The LOI provides that the parties were to negotiate a Definitive Agreement on or before November 16, 2005. As no Definitive Agreement has been completed, the LOI is now terminated and of no further force or effect.

Yours truly

ALB Holdings Ltd. / ALB Mexico SA de CV

Per: Nick DeMare

Nick DeMare
Director

ND:as

July 26, 2005

ALB Holdings Ltd.

Re: Letter of Intent between ALB Holdings Ltd./ALB Mexico SA de CV (the "Company") and Almaden Minerals Ltd./ Minera Gavilan C.V. de S.A. ("Almaden") for the Acquisition by the Company of up to a 60% interest in Almaden's Yago gold silver project located in the state of Nayarit, Mexico (the "Yago Project").

The purpose of this letter is to set out the salient provisions of a formal option agreement which will provide for the acquisition by the Company of up to a 60% interest in Almaden's Yago Project located in Mexico. This letter is intended to be a binding Letter of Intent regarding the contemplated transactions until such time as a formal, binding option agreement is concluded.

1. Background Information

(a) Almaden holds a valid and subsisting right to the Yago Project located in Mexico which is more particularly described in Schedule "A" hereto

(b) The Company is a non-reporting company

(c) It is proposed that the Company will assign all its rights under this agreement to a company (the "Assignee), the shares of which are posted on and the filings for which will, at the date of assignment be in good standing on the TSX Venture Exchange (the "TSXV"). It is anticipated that the assignment to the Assignee will be completed on or before the expiration of 6 months from the date of this letter agreement (the "Assignment Date");

(d) Almaden has agreed to grant an option to the Company to acquire up to a 60% interest in the Yago Project. The option may be exercised by the Company undertaking a work program on the Yago Project aggregating US$4,000,000 and issuing an aggregate of 600,000 shares of the Assignee to Almaden as set forth herein;

2. Representations and Warranties

2.1 The Company represents and warrants to the Almaden that:

(a) it is a company duly incorporated, validly subsisting and in good standing with respect to filing of annual reports under the laws of British Columbia;

(b) it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement;

MD

(c) the execution, delivery and performance of this Agreement, and the consummation of the transactions herein contemplated will not conflict with, accelerate the performance required by or result in the breach of any agreement to which it is a party or by which it is currently bound; and

(d) The Company has duly obtained all corporate authorizations for the execution of this Agreement and the performance of its obligations under this Agreement

2.2 Almaden represents and warrants to the Company that:

(a) each has full legal capacity and competence to enter into this Agreement and any agreement or instrument referred to in or contemplated by this Agreement and to carry out and perform all of their obligations and duties hereunder;

(b) it has full power and authority for the execution, delivery and performance of this Agreement and the execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under any indenture, agreement or other instrument whatsoever to which they are a party or by which they are bound or to which they may be subject and will not contravene any applicable laws;

(c) Almaden is the sole owner of an undivided 100% right, title and interest in and to claims of the Property except for the As de Oro claim. Almaden holds an option to acquire a 100% interest in the As de Oro Title #220288, (the "As de Oro Option"a copy of which agreement is attached hereto as Schedule "C"). The cost of maintaining the As de Oro Option shall be at the sole cost (which cost shall be included in exploration expenditures under 3) of the Company according to the following schedule:

June 22, 2006	US$10,000.00
June 22, 2007	US$20,000.00

(d) the Property is properly and accurately described in Schedule "A" hereto, and is in good standing under the laws of the jurisdiction in which the Property is located to and the conditions on and relating to the Property respecting all past and current operations thereon are to the best of its knowledge in compliance with all applicable federal and state laws including all environmental laws;

(e) all taxes, assessment, rentals, levies or other payments relating to the Property and required to be made to any federal and state governmental instrumentality have been made;

(f) Almaden has not received from any governmental instrumentality any notice of, or communication relating to, any actual or alleged environmental claims, and there are

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no outstanding work orders or actions required to be taken relating to environmental matters respecting the Property or any operations carried out thereon;

(g) it has and will continue to make available to the Company all information in their possession or control relating to work done on or with respect to the Property which could possibly be considered to be materially significant in indicating whether the Property might or might not have the potential for economic mineralization; and

(h) to the best of Almaden's knowledge there is no adverse claim or challenge against or to the ownership of or title to the Property, or any portion thereof nor is there any basis therefor and there are no outstanding agreements or options to acquire, purchase or explore the Property or any portion thereof or interest therein and no person has any royalty or interest whatsoever in production or profits from the Property or any portion thereof..

3. Terms of Option

In order to earn its 60% interest in the Yago Project, the Company must undertake the following:

(a) First Option

Almaden grants to the Company the sole and exclusive right and option to earn an undivided 51% beneficial interest in the Yago Project over three years (the "First Option Term") on the following terms:

(i) the Company spend US$500,000 in exploration expenditures (exploration expenditures includes all property holding costs except cash payments that may be made to Almaden in lieu of share payments in the Assignee as described in paragraph 5.) on the Yago Project within eighteen months of the date of this agreement (firm commitment) (such period being herein called the "First Option Year");

(ii) the Company issue 100,000 common shares of the Assignee to Almaden within 5 business days of the Assignment Date, unless the regulatory approval process takes longer than 5 business days in which case the shares will be issued within 5 business days of regulatory approval.

(iii) the Company spend an additional US$ 1,500,000 on the Yago Project over the next 18 months following the end of the First Option Year;
(iv) the Company issue an additional 100,000 shares of the Assignee to Almaden on each of the next 3 anniversaries of the Assignment Date.

Almaden acknowledges that any shares of the Assignee issued hereunder are subject TSXV restrictions on resale.

(b) Second Option

Upon the Company earning a 51% interest in the Yago Project, Almaden grants to the Company the sole and exclusive right and option over the next 2 years (the "Second Option Term") to earn a further 9% beneficial interest in the Yago Project , on the following terms:

(i) the Company spends an additional US$ 2,000,000 on the Yago Project during the Second Option Term ;

(ii) the Company issuing a further 100,000 shares of the Assignee to Almaden on each of the 4th , 5th anniversaries of the Assignment Date

Upon the Company earning a 51% interest (or a 60% interest) all operations on the Yago Project shall be conducted on a joint venture basis.

4. Option Only

The parties acknowledge that this letter agreement and the formal agreement will be an option only and that the doing of any work or making of any payments shall not obligate the Company to exercise the option or to do any further acts or make any further payments, other than the firm commitment as set out in 3 (a)(i) above;

5. Assignment to the Assignee

Almaden hereby consents to the direct or indirect assignment of this Agreement by the Company to the Assignee. In the event that the assignment to the Assignee as contemplated by this letter agreement cannot be effected, or regulatory approval of the assignment has not been given, within 6 months of the date of this letter agreement (or such further period as may be agreed to in writing by Almaden) then this letter agreement will remain in force and effect and, at the election of Almaden, Almaden may take shares in the Company or in lieu of the issue of shares of the Company require payment to Almaden on or before the dates on which the shares of the Assignee were to be issued to maintain the option granted hereunder in good standing an amount equal to $0.50(Can.) per share for the first 100,000 shares to be so issued, $0.75(Can.) for the second, $1.25(Can.) for the third, $2.00(Can.) for the fourth, $2.50(Can.) for the fifth and $3.00(Can.) for the sixth. In the event of failure of the Company to perform the terms of this paragraph Almaden may by written notice to the Company terminate this agreement. .

6. Obligations of the Company

Until the Option is exercised or terminated in accordance with the terms of this Agreement, the Company shall have the duties and obligations to:

(a) keep the Property free and clear of all liens and encumbrances arising from its operations hereunder (except liens contested in good faith by the

Company) and in good standing by the doing and filing, or payment in lieu thereof, of all necessary assessment work and payment of all taxes required to be paid and by the doing of all other acts and things and the making all other payments required to be made which may be necessary in that regard;

(b) permit Almaden and representatives, duly authorized in writing by them or either of them, access to all records prepared by the Company in connection with exploration expenditures. The Company shall prepare and deliver to Almaden at reasonable intervals, but in any event not less frequently than once each calendar quarter, reports on all exploration expenditures made by the Company;

(c) conduct all work on or with respect to the Property in a careful and miner like manner and in accordance with the applicable laws of the jurisdiction in which the Property is located and indemnify and save Almaden harmless from any and all claims, suits or actions made or brought against the Almaden as a result of work done by the Company on or with respect to the Property;

(d) Maintain true and correct books, accounts and records of operations hereunder.

(e) During the term of the Option, the Company shall pay all taxes, complete and file all applicable assessment work and make all necessary payments and do such further and other acts as may be required to maintain the Property in good standing and shall not abandon or terminate the Option at any time less than 90 days prior to the date on which any act is required to maintain the Property in good standing.

(f) provide to Almaden copies of all news releases and other continuous disclosure documents filed or disseminated by the Company under securities laws of Canada and such other jurisdictions to which the Company may be subject which releases or documents shall comply with appropriate disclosure standards including, without limitation, NI 43-101..

7. Joint Venture

7.1 Upon the Company earning its interest under 3.2 and 3.3 all operations shall be conducted as a joint venture in accordance with the a Joint Venture Agreement the essential terms of which are annexed as Schedule "B".

8. Definitive Agreement

The Company and Almaden agree that they will diligently and in good faith negotiate a definitive Option Agreement and Joint Venture Agreement (the "Definitive Agreement") incorporating the principal terms of the transaction contemplated herein and, in addition,

such other terms and provisions of a more detailed nature as the parties may agree upon. The Definitive Agreement shall also include the provisions for the joint venture to be established between the parties in the event of exercise by the Company of the First Option or the First and Second Option. The parties confirm their mutual intention to conclude and execute the Definitive Agreement by November 16, 2005.

9. Conditions

Completion of the Definitive Agreement shall be subject to the following conditions precedent, all of which must either be fulfilled or waived by both parties before execution of the Definitive Agreement:

(a) approval of the Board of Directors of the Company to the terms of the option contemplated herein; and

(b) approval of the Board of Directors of Almaden to the terms of the option contemplated herein.

10. Confidentiality

Pending completion of the Definitive Agreement, each of the parties hereto agrees that it will keep and maintain confidential any and all non public information about the other obtained from the other by it, its agents and legal counsel, and will not make any use of such information other than for its evaluation of the proposed acquisition contemplated herein. Nothing herein shall prevent the Company or Almaden from making a public announcement of the proposed option agreement in compliance with applicable securities laws.

11. Area of Interest

(a) If at any time during the subsistence of this Agreement either the Almaden or the Company stakes or acquires any property or property interest located wholly or partly within the Area of Interest, such party shall give written notice of the acquisition of such property or interest to the other party within 30 days of the acquisition which sufficiently describes the acquisition, including the cost thereof. Within 30 days of receiving such notice the non-acquiring party shall notify the acquiring party in writing as to whether or not it intends that the acquisition should become part of the Property. If the non-acquiring party fails to so notify the acquiring party within 30 days of receipt of the notice of the acquisition, then the acquisition shall be for the sole interest of the acquiring party and not subject to the terms of the option.

(b) If the acquiring party is Almaden and the Company has notified Almaden of its intention that the acquisition should become part of the Property, the Company shall pay Almaden within 30 days, the cost of acquisition. Upon payment of the cost of the acquisition by the Company, Almaden and Company shall each become the beneficial owner of an interest in the acquisition (in the portions set forth in this option) and the acquisition will become part of the option and is subject to the terms of this option save and except for the provisions of this Article 9.

(c) If the acquiring party is the Company and Almaden has notified the Company of the intention that the acquisition should become part of the Property, Almaden and the Company shall each become beneficial owner of an interest in the acquisition (in the proportions set forth in this option) and the acquisition shall become part of the option and subject to the terms of the option.

(d) If an acquisition by the Company becomes part of the Property as provided for herein, the cost of the acquisition shall be credited towards the expenditures in Article 3.

12. Expenses

Each of the Company and Almaden shall bear its own expenses in connection with the contemplated transaction.

13. Currency

All dollar amounts referred to herein are expressed in United States dollars unless otherwise indicated.

14. Choice of Law

This letter of intent shall be construed in accordance with the laws of the Province of British Columbia and any dispute will be dealt with by binding arbitration.

This letter is intended to be a binding letter of intent regarding the contemplated transactions. The parties agree to negotiate a Definitive Agreement generally consistent with the terms of this letter of intent on or before November 16, 2005 but intend that the rights and obligations between them shall be as set forth herein until such time as the Definitive Agreement is signed and delivered by all the parties. Upon such event, the party's respective legal rights and obligations will then be only those set forth in the Definitive Agreement.

If the foregoing accurately sets forth your understanding in this regard, please date, sign and return the enclosed copy of the letter of intent to the undersigned.

Yours sincerely,

ALMADEN MINERALS LTD.
and MINERA GAVILAN S.A. de C.V.

Per: Authorized Signatory

ACKNOWLEDGED AND ACCEPTED
by ALB HOLDINGS LTD. AND ALB MEXICO SA de CV

Ned DeMare

Per: Authorized Signatory

SCHEDULE "A"

Claim Data

Claim Name	Claim Type	Title No.	File No.	Area (ha)	Tax Rate (pesos)	Cost (pesos	Cost (U.S.$)	Expiry Date	Exploitation Application#
Sagitario	Explt.	219840	3/1.3/494	96.7719	50.34	4872	455	21-Apr-2053	
La Guadalupe	Explt.	180099	321.1/3-42	18	88.29	1,590	149	Mar. 22/2037	
La Sarda	Explt.	162577	59/3743	9	88.29	796	74	6-Jul-2028	
La Cucaracha	Explt.	194422	3/1.3/221	84	88.29	7,417	693	Dec. 29, 2041	
Yago I	Explt.	200955	3/1.3/254	465.7688	88.29	41124	3,843	Oct. 16, 2044	
Ampliación La Sarda	Explr.	194272	59/4421	9	12.43	113	11	Dec. 18, 1997	3/1.3-0380
Nuevo San Juan	Explt.	218233	3/1.3/543	35.5988	50.34	1793	168	Oct. 16, 2052	
La Nueva Magnolia	Explt.	218232	3/1.3/542	9	50.34	454	42	Oct. 16, 2052	
Ampliación La Nueva Magnolia	Explt.	218227	3/1.3/541	16	50.34	806	75	Oct. 16, 2052	
Ampliación Nuevo San Juan	Explt.	218254	3/1.3/544	6.4169	50.34	324	30	Oct. 16, 2052	
Tepic 3 F. I	Explr.	220036	59/9507	34.9507	6.01	211	20	May 26, 2009	
Tepic 3 F. II	Explr.	220037	59/9507	27.0496	6.01	164	15	May 26, 2009	
Tepic 4	Explr.	219437	59/6722	14.9151	6.01	91	8	Mar. 5, 2009	
Tepic 5	Explr.	220289	59/6728	13.0882	6.01	80	7	Jul. 2, 2009	
Don Alonso	Explr.	213559	59/6540	21.7568	12.43	271	25	17-May-2007	
Tepic 6	Explr.	pending	59/6866	36.0000					
Tepic 7	Explr.	Pending	59/6877	2521.0000					
As deOro	Explr.	220288	59/6718	75.6976	6.01	456	43	2-Jul-2009	
Gallo	Explr.	Pending	59/6809	858.6813					
Gallo 2 F. 1	Explr.	Pending	59/6850	22.0000					
Gallo 2 F. 2	Explr.	Pending	59/6850	17.4541					
Gallo 3	Explr.	Pending	59/6861	24.8024					

Explr. – Exploration concession
Explt. – Exploitation concession

SCHEDULE "B"

ESSENTIAL JOINT VENTURE TERMS

1. Participating Interests

Initial interests and initial investments of Almaden and the Company/Assignee will be as set forth in the Option agreement

2. Management Committee

The joint venture will be under the management of a management committee consisting of one representative of each participant and at least one alternate representative. A quorum for any Management Committee meeting shall be present if the representatives of all parties are present. The representative of the Operator shall be the chairman of Management Committee meetings. The Management Committee shall decide every question submitted to it by a vote with each representative being entitled to cast that number of votes which is equal to it's party's interest percentage. The Management committee shall make decisions by simple majority.

3. Operator

(a) The Company/Assignee will be the first operator and remain so unless its interest is reduced below 50% or it resigns or is removed for default. Upon the Company/Assignee ceasing as operator Almaden shall become operator failing which, the Management Committee shall thereupon select another party to become Operator.

(b) The non-operator may refer a question of operator default to arbitration if it is outvoted on a management committee motion to remove the operator for default.

(c) The operator must keep the property in good standing and free of encumbrances, comply with laws, and maintain proper books and accounts and adequate insurance.

(d) The operator must conduct joint venture activities according to approved programs and budgets, with sole responsibility for non-approved overruns exceeding 20% on exploration programs and 10% on development and other programs, and otherwise in accordance with good mining practices.

(e) The operator will have the right to cash call in advance to cover anticipated approved program expenditures, including a reasonable amount of working capital.

(f) The operator's charges for management will be: 10% of exploration costs, reduced to 5% on any single third party contract exceeding $50,000; 1% of construction costs; and 2% of mine operating costs. This charge is intended as a reimbursement of the costs of the time incurred by head office management and support functions in respect of approved programs on the Claims, which is not otherwise billed as a cost. The charge has been established as an estimate of anticipated management and administrative costs and on the basis that the party acting as Operator shall not profit nor suffer loss by virtue of acting in its capacity as Operator providing these services.

(g) After commencement of commercial production the operator will have a lien on the non operator's interest to secure the non operator's cost share of expenditures and the right to advance the cost share of a party in default, any such advances to be accounted for in dilution formulae outlined in Sections 5 (c) and 5 (d) of this Schedule.

(h) Prior to a production decision, the operator will submit annual exploration programs for management committee approval, and will report on results on a quarterly basis.

(i) Unless a feasibility study was delivered prior to the formation of the joint venture, the Management Committee may approve a program which contemplates the preparation of a feasibility report at such time, if any, as it deems fit.

(j) A development program will be prepared by operator based on a feasibility study approved by the Management Committee.

(k) Each party must finance its own cost share of development costs, with the right to pledge its interest for such purpose.

(l) After commencement of commercial production, operator will submit annual operating programs for management committee approval.

4. Participation in Programs and Dilution

(a) At the commencement of the joint venture Almaden's deemed contribution shall be US$1,921,569.00 and US$2,666,667.00 depending on whether the joint venture is initiated upon the Company earning a 51% or 60% interest respectively.

(b) Parties will have an election as to whether to participate in any approved exploration program or approved development program up to the amount of its interest at such time.

(c) Electing to participate in an approved program will make a participant liable for its agreed cost share of all expenditures for that program.

(d) Electing not to participate in an approved program will result in dilution of interest, i.e. each party's interest will be calculated as follows:

$$\frac{AB + Y}{B + C}$$

(Where:

A = the interest of the party being diluted prior to the start of the Relevant Program, as defined below;

B = the sum of all deemed and prior contributions of all parties prior to the start of the Relevant Program;

Y = the actual contributions (if any) of the diluting party to the Relevant Program; and

C = the total amount actually contributed by all parties to the Relevant Program; and

"Relevant Program" means a program to which the diluting party elected not to contribute and the Program is subsequently funded by the other party increasing its contribution by the amount of the shortfall.)

and the contributing party's interest will be correspondingly increased.

(e) Notwithstanding (c) above, in the case of a development program which involves construction of mining facilities and bringing a mine to commercial production based on a feasibility study, a party electing to participate in such program in an amount less than its interest at the time (including not to participate at all) will result in dilution of such party's interest to that percentage of budgeted expenditures which it has agreed to contribute, subject to (f) below.

(f) Until commencement of commercial production, a participant's failure to pay its cost share of an approved program after electing to participate will constitute default and result in double dilution of interest, i.e. the defaulting party's interest will be:

$$\frac{AB + Y}{2[B + C]}$$

(A, B, Y and C having the meanings given above.)

and the non-defaulting party's interest will be correspondingly increased.

After commencement of commercial production, a participant's failure to pay its cost share of an approved program after electing to participate will constitute default and result in dilution of interest, such that the defaulting party's interest will be:

$$\frac{AB + Y}{B + 2C}$$

(A, B, Y and C having the meanings given above.)

and the non-defaulting party's interest will be correspondingly increased.

(g) Dilution to 10% will effect a deemed surrender of an interest in the joint venture, and conversion of such interest to a 2.0% net smelter royalty, which will be in a form to be agreed by the parties.

WD

5. Disposition of Production

(a) Each participant shall have the right to take its share of production in kind.

(b) The operator will be free to sell the share of production of any participant who fails to take its share in kind or make arrangements for sale, deducting its costs and expenses from the proceeds.

6. Transfers of Interests

(a) Any transfer of interest in the property and the joint venture agreement will be subject to a right of first offer of the other participant substantially in the form set forth in the Option Agreement under the heading " Transfers". Such a transfer cannot be made without the consent of the other party, which consent cannot be unreasonably withheld, and is subject to the transferee agreeing to be bound by the terms of the Joint Venture Agreement.

(b) No encumbrances of any interest will be permitted except for financing of development and then subject to the joint venture agreement.

7. Withdrawal and Winding Up

No withdrawal by a party or winding up of the joint venture will be permitted without adequate payment of or security for reclamation and closure costs.

8. Dispute Resolution

Arbitration administered by the British Columbia International Commercial Arbitration Centre.

9. Other

(a) Force majeure

(b) Confidentiality

(c) Subject to British Columbia law.

ND

SCHEDULE "C"